UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-42393

Aduro Clean Technologies Inc.

(Translation of registrant's name into English)

542 Newbold Street, London, Ontario  N6E 2S5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]  Form 40-F  [  ]

EXPLANATORY NOTE

On October 28, 2024, Aduro Clean Technologies Inc. (the "Company") filed its Notice of Annual General Meeting and Information Circular (the "Circular") for the Annual General Meeting of Shareholders of the Company held on November 22, 2024 (the "Meeting") with Canadian provincial securities regulators on the System for Electronic Document Analysis and Retrieval+ ("SEDAR+"). The Circular were not furnished to the Securities and Exchange Commission ("SEC") at the same time as the filing on SEDAR+ as the Company was not yet required to file such documents with the SEC.

The Circular was not included as a document incorporated by reference to the Company's Registration Statement on Form F-10 filed with the SEC, as amended (File No. 333-287475) (the "Registration Statement"). This Form 6-K is being furnished solely to file a copy of the Circular with the SEC such that the Circular may be incorporated by reference into the Registration Statement.

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-10, as amended and filed with the SEC (File No. 333-287475).

SUBMITTED HEREWITH

EXHIBIT

99.1	Notice of Annual General Meeting and Information Circular dated October 23, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aduro Clean Technologies Inc.

“Mena Beshay”
Mena Beshay, Chief Financial Officer
Date: June 4, 2025